1	Name of Reporting Persons
	Steven H. Korman

	S.S. or I.R.S. Identifications No. of Above Persons xxx-xx-6420



2	Check the Appropriate Box if a Member 	(a)	|__|
	of a Group (See Instructions)
						(b)	|__|


3	SEC Use Only



4	Citizenship or Place of Organization
	United States



Number of Shares Beneficially Owned By Each Reporting Person
With


	5		Sole Voting Power
			3,753,478


	6		Shared Voting Power
			0


	7		Sole Dispositive Power
			3,753,478


	8		Shared Dispositive Power
			0


9	Aggregate Amount Beneficially Owned by Each Reporting
	Person
	3,753,478


10	Check if the Aggregste Amount in Row (9) Excludes
	Certain Shares
		(See Instructions)



11	Percent of Class Represented by Amount in Row 9
	4.8%



12	Type of Reporting Person (See Instructions)
	IN




Item 1	(a).	Name of Issuer:
		Pennsylvania Real Estate Investment Trust


Item 1	(b).	Address of Issuer's Principal Executive
		Offices:
		The Bellevue
		200 South Broad Street
		Philadelphia, Pennyslvania  19102


Item 2	(a).	Name of Person Filing:
		Steven H. Korman


Item 2	(b).	Address of Principal Business Office or,
		if None, Residence:
		580 W. Germwntown Pike
		Suite 200
		Plymouth Meeting, PA 19462



Item 2	(c).	Citizenship:
		United States


Item 2	(d).	Title of Class Securities:
		Shares of Beneficial Interest
		par value $1.00 per share


Item 2	(e).	CUSIP Number:
		709102107



Item 3	If this Statement is filed pursuant to Rules 13d-1(b),
	or 13d-2(b) or (c), check whether the person filing is a:

	(a)	|__|	Broker or dealer registered under
			Section 15 of the Act;

	(b)	|__|	Bank as defined in Section 3(a)(6)
			of the Act;

	(c)	|__|	Insurance company as defined in
			Section 3(a)(19) of the Act;

	(d)	|__|	Investment Company registered under
			Section 8 of the Investment Company Act;

	(e)	|__|	An Investment advisor in accordance with
			Rule 13d-1(b)(1) (ii)(E);

	(f)	|__|	An employee benefit plan or endowment
			fund in accordance with	Rule 13d-1(b)(1)
			(ii)(F);

	(g)	|__|	A parent holding company, in accordance
			with Rule 13d-1(b) (ii)(G);

	(h)	|__|	A savings association as defined in
			Section 3(b) of the Federal Deposit
			Insurance Act;

	(i)	|__|	A church plan that is executed from the
			definition of an investment company under
			Section 3(c)(14) of the Investment Company
			Act of 1940;

	(j)	|__|	Group, in accordance with Rule 12d-1(b)(1)
			(ii)(J).


Item 4	Ownership

	Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

	(a)	Amount beneficially owned:

		3,753,478 shares, including (i) 8,800 shares held in a Trust for the Benefit of the filer and (ii)
		5,000 shares held in a private Foundation.

	(b)	Percent of Class
		4.8%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote if to direct the vote
			3,753,478

		(ii)	shared power to vote or direct the vote
			0

		(iii)	Sole power to dispose or to direct the
			disposition of
			3,753,478

		(iv)	Shared power to dispose or to direct the
			disposition of
			0


Instruction.	For computations regarding securities which represent
		a right to acquire an underlying security, see Rule
		13d-3(d)(1)


Item 5	Ownership of Five Percent or Less of a Class

	If the statement is being filed to report the fact that as of the date here of the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ x ]


Item 6	Ownership of More than Five Percent of Behalf of
	Another Person

	Not applicable


Item 7	Identification and Classification of the Subsidiary Which
	Acquired the Security Being Reportd on by the Parent Holding
	Company

	Not applicable



Item 8	Identification and Classification of Members of the Group

	Not applicable


Item 9	Notice of Dissolution of Group

	Not applicable


Item 10	Certification

	Not applicable




					Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


				Febraury 10, 2020
				________________________________
				(Date)


				/s/  Steven H Korman
				________________________________
				(Signature)


				Steven H Korman
				________________________________
				(Name/Title)